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                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                                    May 13, 2003


                              HANARO TELECOM, INC.
                                   ("COMPANY")


This is a press release concerning the Company's Code of Ethics. Detailed information is available on the Company's website at www.hanaro.com.

-    The Code of Ethics is effective from July 2003.

- The Company systemized implementation of the Code and established an internal body responsible for the effective implementation.

- The Company also established a Committee consisting of three persons from both the management and the labor side for reinforcement.